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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*

                              AXA FINANCIAL, INC.
            (formerly known as The Equitable Companies Incorporated)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  29444G 10 7
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                                 (CUSIP Number)

              CHRISTIANNE BUTTE, HEAD OF CENTRAL LEGAL DEPARTMENT
                            AXA, 21 AVENUE MATIGNON
                              75008 PARIS, FRANCE
                             (011 33 1) 40 75 56 38
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                WITH A COPY TO:
                             PETER S. WILSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                               DECEMBER 29, 2000
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            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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    This Amendment No. 13 amends and supplements the Statement on Schedule 13D
("Schedule 13D") initially filed on August 3, 1992 with the Securities and Exchange Commission (the "SEC"), as amended and restated in its entirety by Amendment No. 8 to the Schedule 13D ("Amendment No. 8") filed on October 24, 2000 with the SEC by AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA Conseil Vie Assurance Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, and Lor Finance, S.A. (collectively, the "Reporting Persons") as further amended by Amendment No. 9 to the Schedule 13D filed on December 8, 2000, Amendment No. 10 to the Schedule 13D filed on December 14, 2000, Amendment No. 11 to the
Schedule 13D filed on December 21, 2000 and Amendment No. 12 to the
Schedule 13D filed on December 28, 2000, which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXA Financial, Inc., a Delaware corporation formerly known as The Equitable Companies Incorporated (the "Company").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in Amendment No. 8.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is hereby amended and supplemented by adding the following:

    "The subsequent offering period for the joint exchange offer of AXA and AXA Merger Corp. for all outstanding shares of the Company's Common Stock, other than shares held by AXA and its subsidiaries and shares held in treasury by the Company, expired, as scheduled, at 12:00 midnight, New York City time, on Friday, December 29, 2000. A total of approximately 4,313,356 shares of Common Stock were validly tendered and accepted for payment during the subsequent offering period. After giving effect to the acquisition of the shares of Common Stock tendered in the exchange offer, including shares tendered in the subsequent offering period, and prior to the merger of AXA Merger Corp. with and into the Company, AXA and its subsidiaries owned approximately 92.4% of the issued and outstanding shares of the Company Common Stock.

    Following the expiration of the subsequent offering period, AXA Merger Corp. was merged with and into the Company, resulting in the Company becoming a wholly owned direct and indirect subsidiary of AXA. As a result of the merger, which became effective at 5:00 p.m., New York City time, on Tuesday, January 2, 2001, each publicly held share of the Company's Common Stock was converted into the right to receive 0.295 of an AXA ADS and $35.75 in cash without interest, subject to the exercise of appraisal rights under Delaware law. The Company Common Stock ceased to be traded on the New York Stock Exchange as of the close of business on Tuesday, January 2, 2001."

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2001

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                                                       AXA*

                                                       By:         /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                                  Name: Gerard de La Martiniere
                                                                  Title: Chief Financial Officer
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*       Pursuant to the Filing Agreements with respect to the
        Schedule 13D among the Reporting Persons, filed as Exhibit 8 to the Schedule 13D, this statement on Schedule 13D is being filed by AXA on behalf of each of AXA, Finaxa, AXA
        Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle,
        AXA Courtage Assurance Mutuelle (formerly known as Uni
        Europe Assurance Mutuelle) and AXA Conseil Vie Assurance
        Mutuelle (formerly known as Alpha Assurances Vie Mutuelle
        and into which Alpha Assurances I.A.R.D. Mutuelle was
        merged), Claude Bebear, Patrice Garnier and Henri de
        Clermont-Tonnerre, as Trustees under the Voting Trust
        Agreement, and Lor Finance, S.A.
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